ISSUED ON BEHALF OF RELX PLC

2 December 2015

Transactions in own shares

RELX PLC announces that today it cancelled 31.5 million of its ordinary shares held in Treasury. Following the cancellation, RELX PLC holds a total of 63,879,780 ordinary shares in treasury, and has 1,111,976,658 ordinary shares in issue (excluding treasury shares).